Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

January 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Jeffrey Lewis
Jennifer Monick
Stacie Gorman
David Link

Re:	DiamondHead Holdings Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed December 27, 2022 File No. 333-267820

Ladies and Gentlemen:

On behalf of our client, DiamondHead Holdings Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated January 18, 2023, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on December 27, 2022.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 3 of changes made in response to the Staff’s comment. Capitalized terms used, but not defined, herein have the meanings given to such terms in Amendment No. 3.

U.S. Securities and Exchange Commission

January 23, 2023

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 70

1.	We note your response to our comment 8 and your revisions to your filing. Please address the following:

•	We continue to be unclear what your basis for the assumption that closing indebtedness less closing cash will be $93 million. Please clarify for us and in your filing your basis for this assumption.

•	Please revise your disclosure in note 1 and note 6 to your unaudited pro forma condensed combined financial information to discuss this variability. Your revisions should include quantitative information. Reference is made to Rule 11-02 of Regulation S-X.

Response: The Company has included the following text in Note 1 to the Unaudited Pro Forma Condensed Combined Financial Information on page 76 to Amendment No. 3 to clarify the basis for the assumption that the closing indebtedness less closing cash will be $93 million: Estimated closing cash and closing indebtedness of $93 million is based on starting with the GSH actual June 30, 2022 cash and debt balances adjusted based on our business operations through an expected closing date for the merger in the first quarter 2023. The Business Combination Agreement includes provisions to base the GSH Common Shares issued on the actual cash and debt at the time of closing. Since GSH's indebtedness is primarily related to its secured credit facility for financing home inventory, the amount of indebtedness fluctuates based on GSH's inventory levels as new homes are being built and homes are sold. Therefore, an estimate for the indebtedness at the time of expected closing of the merger has been derived based on anticipated inventory levels and GSH's ongoing operating business rolled forward from June 30, 2022 actual balances. The Company also expanded their disclosure in Notes 1 and 6 to the Unaudited Pro Forma Condensed Combined Financial Information on pages 76 and 84, respectively, to Amendment No. 3 to discuss the impact of variability on closing indebtedness less closing cash on the number of available shares and earnings per share, respectively.

Executive Compensation of GSH , page 202

2.	Please update the compensation disclosure to include compensation for fiscal year ended December 31, 2022.

Response: The Company has revised the disclosure on pages 202-203 to address the Staff’s comment.

Please contact me at (212) 558-4312 or downesr@sullcrom.com if you have any questions or require any additional information in connection with this letter or Amendment No. 3.

Sincerely yours,

/s/ Robert W. Downes
Robert W. Downes

U.S. Securities and Exchange Commission

January 23, 2023

cc:	David T. Hamamoto, DiamondHead Holdings Corp.
Michael Bayles, DiamondHead Holdings Corp.
Keith Feldman, DiamondHead Holdings Corp.
Michael Nieri, Great Southern Homes, Inc.
Tom O’Grady, Great Southern Homes, Inc.
Steve Lenker, Great Southern Homes, Inc.
Audra Cohen, Sullivan & Cromwell LLP
Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP
Erin Reeves McGinnis, Nelson Mullins Riley & Scarborough LLP